3/25



03024661

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inca Pacific

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 1665

FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/18/03

INCA PACIFIC: DISCOVERY IN PERU



Cu
Mo
Au

INCA PACIFIC 2002 ANNUAL REPORT


INCA PACIFIC IS A RESOURCE EXPLORATION COMPANY
DISCOVERING DEPOSITS WITH ROBUST ECONOMICS IN PERU.

Inca Pacific es una compañía de exploración de recursos naturales dedicada a descubrir depósitos con fuerte soporte económico en el Perú.

CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the guidelines set forth in The Private Securities Litigation Reform Act of 1995. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results,performance or achievements of the Company, or industry results,to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

NOTA ESPECIAL REFERENTE A DECLARACIONES DE CONCEPTOS FUTUROS

Ciertas declaraciones incluidas en este documento están consideradas como "declaraciones de conceptos futuros" dentro de los principios establecidos en La Acta de Reforma de Litigación de Valores Privados del Año 1995. Por su naturaleza, tales declaraciones de conceptos futuros contienen riesgos conocidos y desconocidos,incertidumbres y otros factores que pueden causar que, los resultados actuales, ejecución o logros de la Compañía,o los resultados de la industria, puedan estar notablemente diferente de cualquier resultado futuro, ejecución o logros de la Compañía expresado o implicado por tales declaraciones de conceptos futuros.

CORPORATE PROFILE ***Inca Pacific is a resource exploration company with a focus on copper, molybdenum and gold projects with robust economics in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects.***

Inca Pacific and its partners are developing a number of properties in the country's most promising metallogenic belts. In the coming year, several of Inca Pacific's key projects will undergo significant exploration.

The directors and officers of Inca Pacific have many years of experience in all aspects of the mining industry, including exploration, mine development, mine management and finance. Inca Pacific's head office is located in Vancouver, BC, Canada. Exploration headquarters are located in Lima, Peru. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol "IP".

PERFIL CORPORATIVO Inca Pacific es una compañía de exploración de recursos naturales cuyo enfoque es la exploración de proyectos de cobre, molibdeno y oro con fuertes indicadores económicos en el Perú.El Perú posee algunas de las más rentables minas del mundo, y sigue siendo una de las opciones más atractivas para el desarrollo de nuevos proyectos.

Inca Pacific y sus socios, están desarrollando varias propiedades prospectivas en las fajas metalogenéticas más prometedoras del Perú. El año entrante varias propiedades claves de Inca Pacific serán exploradas en forma intensiva.

Los directores y empleados de la compañía tiene muchos años de experiencia en todos los aspectos relacionados con la minería, incluyendo la exploración, el desarrollo de minas y las finanzas. La sede principal de Inca Pacific se encuentra en Vancouver, BC, Canadá. Las oficinas de exploración están ubicadas en Lima, Perú. *Las acciones comunes de la empresa se cotizan en la bolsa de valores TSX "Venture Exchange" de Canadá bajo el símbolo "IP".*



The year 2002 has been a mixed one for the mining industry. A global economic slowdown and the decline in the US dollar has led to a sharp rise in the price of gold and a modest rise in base metal prices. The rise in the gold price has lead to spectacular returns for gold mutual funds. These returns were obtained by the funds investing in a large number of major and junior gold companies at a time when they were out of favour with most investors. Junior companies with a proven gold resource saw the biggest increase in their share valuations. It is therefore probable that when base metal prices improve it will be the junior companies like Inca Pacific with significant proven resources that will be the main beneficiary of new investment in the base metal sector.

Inca Pacific has four principal projects: Magistral in Ancash, Antoro in Huancavelica, Cueva Blanca in Lambayeque and Poro Poro in Cajamarca. Magistral, a significant copper-molybdenum discovery, has seen little physical work in the past year. Following vesting of its 51% interest in Magistral, joint venture partner Anaconda Peru elected in April not to proceed with a bankable feasibility study which would have raised its interest to 65%. The decision not to proceed appears to have been largely related to the corporate priorities of Anaconda Peru's parent company, Antofagasta Plc. Subsequent discussions aimed at finding a way for Inca Pacific to buy back Anaconda Peru's 51% interest, or to take over as project manager at Magistral and dilute Antofagasta's interest, have made little progress. Anaconda Peru continues to be interested in the sale of their 51% but on terms which Inca Pacific believes to be un-commercial. Management will continue to press for a resolution of the present impasse which is delaying development of the significant resource present at Magistral.

Our second, and most active project, is Antoro. In 2002, the Company successfully negotiated option agreements with two major mining groups whereby Inca Pacific can acquire the Antoro Norte and Antoro Sur copper-gold properties in central Peru. Excellent drill targets on these copper-gold prospects are either totally untested, or barely examined, as convincingly demonstrated by surface examinations and data compilations recently completed by the Company's geological consultants. Drilling is planned for the second quarter of 2003.

The Cueva Blanca gold property in northern Peru remains under option to St. Elias Mines Ltd. St. Elias has vested with a 49% interest and has the option to increase it to a 70% interest through various expenditures, cash payments and completion of a bankable feasibility study.

Exploration success at Magistral has lead us to acquire the Poro Poro copper-gold prospect in northern Peru. Poro Poro, which has a similar geological address to the Antamina mine and the Magistral deposit, exhibits alteration suggestive of a large mineralizing system. Inca Pacific intends to commence work on Poro Poro in the third quarter of 2003.

During 2002, the Company terminated its options on the Santo Domingo (Tin) and Ancapata (Copper) properties when results no longer justified further expenditures.

Peru continues to be the focus of Inca Pacific's activities. New mines like Antamina (Copper) and new discoveries like Alto Chicama (Gold) demonstrate that the country remains one of the mining industry's top choices for the development of new projects. Recent studies by the Fraser Institute confirm the country's high rating based on mineral potential and pro-mining policies. Inca Pacific is well placed to enjoy further exploration success in Peru with its high quality portfolio of projects.

In conclusion, we wish to thank our fellow board members, our employees and our shareholders for their support over the past somewhat frustrating year. We look ahead in 2003 to seeing such loyalty rewarded with exciting exploration results, particularly on the Antoro copper-gold properties.

On behalf of the Board of Directors,

Anthony Floyd
President and Director

Geoffrey Harden
Director

La año 2002 ha sido un uno muy variado para la industria minera. Una reducción de la economía global y la disminución del dólar condujo a una brusca caída en el precio del oro y a una moderada alza en los precios de baja ley. El alza en el precio del oro ha dado como resultado un espectacular rendimiento para los fondos mutuos de inversión. Este rendimiento se obtuvo de los fondos invertidos en varias compañías mineras de oro junior y grandes a la vez, cuando estas no eran apreciables para muchos inversionistas. Compañías junior con recursos comprobados de oro ven un enorme incremento en la valorización de sus acciones. Por lo tanto, es muy probable que cuando los precios de baja ley se eleven, serán las compañías junior como Inca Pacific con importantes recursos quienes serán las principales beneficiadas con nuevas inversiones en el sector de baja ley.

Inca Pacific tiene tres proyectos principales: Magistral en Ancash, Antoro en Huancavelica, Cueva Blanca en Lambayeque y Poro Poro en Cajamarca. Magistral, un descubrimiento significativo de cobre-molybdeno, ha tenido un poco de trabajo físico el año pasado. Luego de haber invertido 51% de interés en Magistral, nuestro socio en joint venture Anaconda Peru decidió en April no continuar con el estudio de factibilidad bancable con el cual hubiera incrementado su interés a 65%. La decisión de no continuar es debido a una serie de prioridades corporativas que tiene Antofagasta Plc., socio de Anaconda Peru. Las discusiones posteriores que tenían como objetivo encontrar una manera para que Inca Pacific recompre el 51% de interés de Anaconda Peru, o asuma como una gerencia de proyecto en Magistral y diluir el interés de Antofagasta, han logrado un pequeño progreso. Anaconda Peru todavía continúa interesada en la venta de su 51% pero en términos que Inca Pacific considera que son no-comerciales. La alta dirección continuará presionando para que se solucione el actual impasse el cual está retrasando el desarrollo de los recursos significativos de Magistral.

Nuestro segundo, y más activo proyecto, es Antoro. En el 2002, la Compañía negoció con éxito contratos de opción con dos grupos mineros muy importantes por medio del cual Inca Pacific puede adquirir las propiedades de cobre-oro Antoro Norte y Antoro Sur ubicadas en el centro del Peru. Excelentes puntos de perforación en estos prospectos de cobre-oro no han sido verificados ni en su totalidad, ni examinados un poco, como sí se pudo demostrar muy convincentemente por los exámenes de superficie y recopilación de datos recientemente efectuado por geólogos asesores de la Compañía. La perforación está planificada para el segundo trimestre del 2003.

La propiedad de oro Cueva Blanca en el norte del Peru se mantiene bajo opción con St. Elias Mines Ltd. St. Elias ha invertido un 49% de interés y tiene la facultad de incrementarlo a 70% de interés a través de varios gastos, pagos de caja y completar el estudio de factibilidad bancable.

El éxito de la exploracón en Magistral nos ha permitido adquirir el prospecto de cobre-oro Poro Poro en el norte del Peru. Poro Poro, el cual tiene una ubicación geológica similar a la mina Antamina y al yacimiento de Magistral, muestra sugestivas alteraciones de un largo sistema de mineralización. Inca Pacific pretende empezar a trabajar en Poro Poro en el tercer trimestre del 2003.

Durante el 2002, la Compañía terminó sus opciones en las propiedades de Santo Domingo (Estaño) y Ancapata (Cobre) debido a que los resultados no justificaban futuros gastos.

Peru continúa siendo el centro de las actividades de Inca Pacific. Nuevas minas como Antamina (Cobre) y nuevos descubrimientos como Alto Chicama (Oro) demuestran que el país sigue siendo uno de los más seleccionados por la industria minera para el desarrollo de nuevos proyectos. Estudios recientes del Instituto Fraser confirman que el país tiene un alto nivel de potencial minero y buena política minera. Inca Pacific está bien posicionada para disfrutar del éxito de futuras exploraciones en el Peru con proyectos de primer nivel en su portafolio.

En conclusión, deseamos agradecer a nuestros miembros del directorio, nuestros empleados y accionistas por su apoyo durante el confuso y frustrante año pasado. Empezamos el 2003 deseando ver recompensada dicha lealtad con algunos alentadores resultados de exploración, particularmente en las propiedades de cobre-oro de Antoro.

En representación del Directorio,



Anthony Floyd
Presidente y Director



Geoffrey Harden
Director



The Magistral property, is situated approximately 450 kms north-northwest of Lima, Peru in the Department of Ancash. The project is accessible by road from the port city of Chimbote, which is situated approximately 100 kms in a direct line south-west of Magistral. The Magistral property is owned by Ancash Cobre S.A., in which Inca Pacific S.A. owns 49% of the shares and Anaconda Peru S.A. owns 51% of the shares. Anaconda Peru S.A. is a wholly owned subsidiary of Antofagasta Plc.

Exploration work by Anaconda Peru has demonstrated that a significant copper-molybdenum deposit exists at Magistral. Diamond drilling has confirmed that mineralization in the main deposit occurs in two distinct, often superimposed styles of mineralization:

(1) Porphyry-style mineralization, characterized by stockwork and/or sheeted veins of quartz ± calcite containing pyrite, chalcopyrite and molybdenite. Porphyry-style mineralization is best developed in the Chavin zone on the northwest flank of the deposit, and at depth below the valley floor. In these areas, porphyry-style mineralization occurs as broad zones, commonly 100 metres wide, that straddle the contact of the main intrusive body.

(2) Skarn-style mineralization, characterized by disseminations, veins, and semi-massive to massive aggregates of chalcopyrite, pyrrhotite, and pyrite, with variable amounts of molybdenite and magnetite. This style of mineralization is particularly important in the San Ernesto zone where it reaches a maximum of 80 metres true width. Skarn-style mineralization is preferentially developed close to steeply dipping intrusive contacts and is well developed on the south and southeast flanks of the deposit.

MAGISTRAL | ANCASH GEOLOGY


MAGISTRAL
TERTIARY VOLCANICS
MESOZOIC SEDIMENTS
N
Conchucos
MARANON COMPLEX
Rio Marañon
Rio Santa
CORDILLERA BLANCA BATH.
Chimbote
PIERINA
Casma
Huaraz
Pacific Ocean
Rio Santa
ANTAMINA
10°
COASTAL BATHOLITH
Huarmey
Rio Fortaleza
0
40
Km
78°

MAGISTRAL La propiedad de Magistral, está situada aproximadamente a 450 kms al nor-oeste de Lima, Peru en el Departmento de Ancash. El acceso al proyecto por carretera es desde la ciudad portuaria de Chimbote, que está situada aproximadamente a 100 kms en línea recta rumbo al sur-oeste de Magistral. Ancash Cobre S.A. es dueña de la propiedad de Magistral, en la cual Inca Pacific S.A. posee el 49% de sus acciones y Anaconda Peru S.A. posee el 51% de sus acciones. Anaconda Peru S.A. es una subsidiaria de Antofagasta Plc.

Exploraciones hechas por Anaconda Peru han demostrado que en Magistral existe un significativo yacimiento de cobre-molibdeno. Las perforaciones diamantinas han confirmado que la mineralización en el depósito principal, frecuentemente superpuesta, se presenta en dos estilos distintos de mineralización:

(1) Mineralización Estilo Pórfido caracterizada por stockwork y/o vetillas paralelas de cuarzo ± calcita con pirita, calcopirita y molibdenita. La mineralización estilo pórfico se desarrolla mejor en la zona Chavín al flanco noroeste del yacimiento y en profundidad debajo del fondo de la quebrada. En estas áreas, la mineralización de estilo Pórfido ocurre en zonas anchas, comúnmente hasta 100 metros, que se presenta en ambos lados del contacto del cuerpo principal del intrusivo.

(2) Mineralización Estilo Skarn, caracterizada por diseminaciones, vetas, y semi-masivos a masivo cuerpos de calcopirita, pirhotita, y pirita, con cantidades variables de molibdenita y magnetita. Este estilo de mineralización es particularmente importante en la zona de San Ernesto donde llega a un ancho real máximo de 80 metros. La mineralización estilo Skarn se desarrolla preferentemente cerca de los contactos de pórfido que muestran contactos pendientes y se desarrolla mejor en los flancos sur y sureste del depósito.

Anaconda Peru's Mineral Resource estimate for Magistral is summarized as follows:

% Copper Cut off	Tonnes (Millions)	Copper (%)	Molybdenum (%)	Silver (grams/tonne)
0.3	270	0.52	0.051	3.0
0.4	167	0.63	0.055	3.4
0.5	105	0.74	0.052	3.9

At the 0.5% Cu cut off the resources are categorized as follows:

Resource Category	Tonnes (Millions)	Copper (%)	Molybdenum (%)	Silver (grams/tonne)
Measured	31	0.79	0.055	4.0
Indicated	33	0.78	0.052	4.3
Inferred	42	0.68	0.050	3.6

The deposit has been tested by Anaconda Peru with 24,640 metres of diamond drilling in 76 holes. Anaconda Peru has calculated that the Magistral property contains Total Mineral Resources estimated at 105 million tonnes grading 0.74% copper, 0.05% molybdenum and 3.9 grams/tonne silver at a copper cut-off of 0.5% copper. This equates to 1.7 billion pounds of copper, 115 million pounds of molybdenum and 13 million ounces of silver.


MAGISTRAL
DRILL HOLE PLAN
N
0
200
Metres
LEGEND
FAULT
THRUST FAULT
DIAMOND DRILL HOLE WITH SIGNIFICANT MINERALIZED INTERSECTION

The mineral resources have been calculated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The resource calculation has been prepared by Anaconda Peru and audited by Lawrence A. Dick, Ph.D., P.Geo., the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. The resource estimate study was conducted using Gemcom software under the supervision of qualified Anaconda Peru professionals. The estimate is based on a block model with a block size of 15 metres on a side. The copper, molybdenum and silver values were interpolated using an ordinary kriging algorithm.

Los recursos totales estimados de mineral para Magistral se resumen como sigue :

% Ley min.Cobre	Toneladas (Millones)	Cobre (%)	Molibdeno (%)	Plata (gramos/ton)
0.3	270	0.52	0.051	3.0
0.4	167	0.63	0.055	3.4
0.5	105	0.74	0.052	3.9

Con una ley mínima de Cobre de 0.5% los recursos se categorizan como sigue:

Categoría Recursos	Tons. (Millones)	Cobre (%)	Molibdeno(%)	Plata (gramos/ton)
Mesurados	31	0.79	0.055	4.0
Indicados	33	0.78	0.052	4.3
Inferidos	42	0.68	0.050	3.6

El yacimiento ha sido probado por Anaconda Peru con 24,640 metros de perforación diamantina en 76 taladros. Anaconda Peru ha calculado que la propiedad de Magistral contiene Recursos Totales de Mineral estimados en 105 millones de toneladas métricas con leyes de 0.74% cobre, 0.05% molibdeno y 3.9 gramos de plata por tonelada métrica con una ley mínima de cobre de 0.5%. Esta es equivalente a 1.7 billones de libras de cobre, 115 millones de libras de molibdeno y 13 millones de onzas de plata.

Scoping studies, some at the pre-feasibility level of detail, have been carried out which indicate that no significant technical obstacles preclude the eventual development of an open pit mine at Magistral should the economic analyses prove sufficiently favourable to warrant development. These include geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies, environmental base line studies, and socio-economic studies.

In April 2002 Antofagasta Plc. elected not to exercise its right to increase its interest in the Magistral project from 51% up to 65% by completing a Bankable Feasibility Study. Subsequently, Anaconda Peru obtained an independent valuation of its 51% interest in Magistral by an internationally recognized firm of mining consultants. In October 2002 Inca Pacific attempted to acquire Anaconda Peru's interest in Magistral. However Inca Pacific and Anaconda Peru were unable to agree on terms. Currently Anaconda Peru is attempting to sell its 51% interest to a third party.



MAGISTRAL
GEOLOGY
SECTION
N
0
200
Metres
LEGEND
LIMESTONE
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT
THRUST FAULT



Diamond drilling with camp in background.



MAGISTRAL
SECTION
SW
NE
0
100
Metres
LEGEND
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT

Los recursos de mineral han sido calculados de acuerdo a definiciones adoptadas por el Instituto Canadiense de Minería, Metalurgia y Petróleo (CIM). El cálculo de recursos ha sido preparado por Anaconda Peru y auditado por Lawrence A. Dick, Ph.D., P.Geo., Persona Calificada como se define en el Instrumento Nacional 43-101 del Seguro de Administradores Canadienses. El estudio estimado de los recursos fue elaborado usando el software Gemcom bajo la supervisión de calificados profesionales de Anaconda Peru. El estimado esta basado en un modelo tipo bloque con el tamaño del bloque de 15 metros a cada lado. Los valores del cobre, molibdeno y plata fueron interpolados usando un algoritmo ordinario de kriging.

Se han llevado a cabo estudios de campo, algunos a nivel de pre-factibilidad, los cuales indican que no habría obstáculos técnicos de importancia que descarten el eventual desarrollo de una mina a tajo abierto en Magistral, los análisis económicos deben mostrarse muy favorables para garantizar el desarrollo. Esto incluye análisis geotécnicos, pruebas preliminares de metalurgia, trazado preliminar de la mina y diseño de tajo abierto, estudios de relaves, estudios de medio ambiente, y estudios socio-económicos.

En Abril del 2002 Antofagasta Plc. decidió no ejecutar su derecho a incrementar su participación en el proyecto Magistral de 51% a 65% completando con un Estudio de Factibilidad Bancable. Consecuentemente, Anaconda Peru obtuvo una tasación independiente del 51% de interés en Magistral por una empresa de asesores mineros de prestigio internacional. En Octubre del 2002 Inca Pacific intentó adquirir la participación de Anaconda Peru en Magistral. Sin embargo Inca Pacific y Anaconda Peru no se pusieron de acuerdo en los términos. Actualmente Anaconda Peru está intentando vender su participación del 51% a terceras personas.



The Antoro Sur & Norte properties are located in the highlands of central Peru, 230 kms southeast of Lima and 11 kms northwest of the city of Huancavelica, at an altitude of between 4,450 and 4,700 metres above sea level.



View looking south. Old Pukaqaqa mine in foreground.

The Antoro Sur Property is underlain by a limestone package that has been affected by a through-going, northwest trending, sub-parallel system of high-angle faults which form a structural zone in the order of 1.5 to 2.0 km wide. This structural "corridor" has acted as a feeder for Tertiary-age intrusive bodies, predominantly of dacite porphyry composition, which have intruded at a high level into the limestone sequence. Subsequently, a period of extreme hydrothermal brecciation affected the limestones, the intrusive bodies, and the earlier-formed skarn. The result is the widespread occurrence, on the Antoro Sur property, of angular, hydrothermal breccias.

The main period of copper-gold mineralization was associated with the intense hydrothermal brecciation; the copper sulphide minerals occurring in voids between the angular breccia clasts. Subsequent uplift and erosion has exposed the mineralized breccias, resulting in surface oxidation of the breccias. The result of the surface oxidation has been the development of secondary sulphide enrichment, with chalcocite and covellite developing as a "blanket" at the oxidized-non oxidized interface.



Outcrops of Hydrothermal Breccia.



Antoro Sur Drill Holes-Significant Mineralized Intervals

Hole Number	From (m)	To (m)	Length(m)	%Cu	Gpt Au
PND 002	14.1	24.4	10.3	2.50	0.63
PND 005	15.6	39.6	24.0	1.44	0.44
PND 012	18.0	45.5	27.5	1.60	0.62
PND 021	69.0	83.8	14.8	1.27	0.42

ANTORO Las propiedades mineras de Antoro Sur y Antoro Norte están ubicadas en la Sierra Central de Perú, a 230 kilómetros al sureste de Lima y 11 kilómetros al noroeste de la ciudad de Huancavelica a una altura que varía entre 4,450 – 4,700 metros sobre el nivel del mar.

La geología de la propiedad de Antoro Sur consiste de una serie de capas de caliza que han sido cortadas por un sistema de fallas, sub-paralelas con rumbo noroeste y con buzamientos de ángulos altos que forma una zona estructural que mide 1.5 a 2.0 kilómetros de ancho. Este corredor estructural funcionó para el emplazamiento de roca intrusiva de edad Terciario, mayormente de tipo dacita porfirítica que ha penetrado las capas de caliza hasta un nivel alto. La época de intrusión fue seguido por una época de formación intensa de brecha que afectó las calizas, los intrusivos y los cuerpos de skarn de granate formados anteriormente. El resultado de la actividad descrito arriba es la presencia de brecha hidrotermal angular sobre una gran parte del área de Antoro sur.

El período principal de la mineralización de cobre – oro está asociado con el período de la formación intensa de brechas hidrotermales; los minerales de sulfuros de cobre se presentan en huecos entre los fragmentos angulares de brecha. Después ocurrió un levantamiento y erosión del área y las brechas mineralizadas han sido expuestas a la intemperie resultando en oxidación los sulfuros dentro de la brecha. El resultado de la oxidación de la superficie ha sido el desarrollo de sulfuros secundarios con la presencia de chalcocita y covelita en la forma de una capa entre la zona oxidada y la mineralización primaria.

The main exploration targets include the elongate gossanous, hydrothermal breccias, which are developed along the eastern and western margins of the structural zone, as well as presumed sub-circular breccia bodies completely contained within the bounds of the "corridor". The mineralized facies of exploration interest is the secondary copper enrichment which has developed beneath the extensive surface oxidation.

Inca Pacific can purchase 100% of the Antoro Sur property in consideration of cash payments of US $1,500,000 and work commitments of US $3,000,000 including 11,500 metres of drilling over four years. There are certain underlying Net Smelter Royalties of up to 3% payable on production. The NSR can be reduced to 2% by the payment of US $1,000,000.

Inca Pacific can purchase 100% of the Antoro Norte property in consideration of cash payments totaling US $975,000 and work commitments totaling US $1,850,000 including 7,000 metres of drilling over four years. The vendor will retain a Net Smelter Royalty ("NSR") of 2% payable on production. The NSR can be reduced to 1% by payment of US $500,000.



Drill Core showing Mineralized Breccia.



Drill Core showing Leached Cap-Chalcocite Blanket Contact.

Antoro Sur Perforaciones Diamantinas – Intervalos Significantes de Mineralización

No. De Taladro	Desde(metros)	A(metros)	Largo(metros)	% Cu	g/mtAu
PND 00[illegible]	14.1	24.4	10.3	2.50	0.63
PND 00[illegible]	15.5	39.6	24.0	1.44	0.44
PND 01[illegible]	18.0	45.5	27.5	1.60	0.62
PND 02[illegible]	69.0	83.8	14.8	1.27	0.42

Los blancos principales de exploración incluyen las brechas hidrotermales en una forma lineal con óxidos de hierro que están desarrollados en los bordes occidental y oriental de la zona estructural y también en la vecindad de zonas sub-circular de brecha que ocurren dentro de la zona del corredor.

Inca Pacific puede comprar 100% de la propiedad Antoro Sur pagando en efectivo US$1,500,000 y gastando en trabajos la suma de US$3,000,000 incluyendo 11,500 metros de perforación durante un período de 4 años. Existen ciertas Regalías Netas de la Fundición, (NSR), hasta la suma de 3% pagadero sobre la producción. La regalía NSR puede estar reducida hasta 2% con el pago de US$1,000,000.

Inca Pacific también puede comprar 100% de la propiedad Antoro Norte pagando en efectivo US$975,000 y gastando en trabajos la suma de US$1,850,000 incluyendo 7,000 metros de perforación durante un período de 4 años. El vendedor retendrá una regalía (NSR) de 2% pagadero sobre la producción. La regalía NSR puede estar reducida hasta 1% con el pago de US$500,000.

The Cueva Blanca property (51% Inca Pacific - 49% St. Elias Mines) is a low sulphidation gold target located in the Department of Lambayeque.

The property covers a number of large epithermal alteration systems developed in Cretaceous-Tertiary intrusives and Tertiary volcanic rocks of the Porculla Formation. Gold-silver mineralization was originally found in an epithermal quartz vein system with a strike length of over 3 kms. The quartz-calcite veins are a classic epithermal system with high potential for bonanza-type gold-silver mineralization. Drusy cavities, colloform banding, and cockade structures are common. Individual veins range up to 6.5 metres in true width.

Gold grades up to 47.12 grams/tonne over 9 metres have been obtained from trench samples. During 2000, St. Elias completed a 3,170 metre reverse circulation drill program. Results indicated that gold mineralization in the 100-200 ppb range was present at intervals to depths of 146 metres. During 2001, St. Elias completed a 2,500 reverse circulation drill program (21 holes) and 3,000 metres of trenching. The program established the presence of anomalous gold over a strike length of at least 4 kms along a structural corridor up to 1 km wide. The mineralization is present within breccias, stockworks, mantos and silica-flooded volcanic flows, beneath a thin barren cap of volcaniclastic sediments.


Drilling the Cruz vein.

In September 2002, the Company amended the terms of its option agreement dated February 11, 1999 with St. Elias Mines Inc. with respect to the Cueva Blanca property. Under the terms of the original agreement, St. Elias was granted a First Option to earn a 49% interest and a Second Option to earn an additional 21% interest in the property, the additional interest to be earned by making cash payments totalling US $250,000 to the company, incurring additional exploration expenditures of US $2,000,000 and completing a bankable feasibility study. Under the terms of the amending agreement, St. Elias has the exclusive option to increase its interest in the property from 49% to 70% by making cash payments totalling US $200,000, issuing 500,000 common shares, incurring additional exploration expenditures in the amount of US $2,000,000 and completing a bankable feasibility study.

CUEVA BLANCA La propiedad de Cueva Blanca (51% Inca Pacific - 49% St. Elias Mines) es un objetivo aurífero de baja sulfidación ubicado en el Departmento de Lambayeque.

La propiedad cubre una área grande que contiene varios sistemas grandes de alteración epitermal presente en roca intrusiva de edad Cretáceo-Terciario y roca volcánica de la edad Terciario de la formación Porculla. Mineralización de oro-plata fue encontrada en vetas de cuarzo epitermales con extensiones de más de 3 kms. Las vetas de cuarzo-calcita son típicas de sistemas epitermales y tienen un alto potencial para encontrar mineralización de oro y plata de tipo bonanza. Cavidades con drusas de cristales y bandeamiento de cuarzo son comunes. Las vetas pueden tener hasta 6.5 metros de espesor.

Las leyes de oro llegan hasta 47.12 gramos por tonelada métrica sobre anchos de 9 metros de muestras cortadas en trincheras. Durante el año 2000, St. Elias completó 3,170 metros de perforaciones con el sistema de circulación de aire al revés (RC). Los resultados indican que la mineralización de oro de 100-200 ppb se presenta en secciones hasta una profundidad de 146 metros debajo de la superficie. Durante el año 2001, St. Elias completó 2,500 metros en 21 taladros de perforación con el sistema de circulación de aire al revés y 3,000 metros de trincheras. Este programa estableció la presencia de oro en cantidades anómalas sobre una extensión a lo largo del rumbo de más de 4 kms sobre un corredor estructural con un ancho de hasta 1 km. La mineralización se presenta en brechas, stockworks, mantos y flujos volcánicos saturados con sílice debajo de una capa delgada y estéril de sedimentos volcanoclásticos.

En Setiembre 2002, la Compañía modificó los términos de su contrato de opción de fecha 11 de Febrero, 1999 con St. Elias Mines Inc. con respecto a la propiedad de Cueva Blanca. Bajo los términos del acuerdo original, a St. Elias se le otorgó la Primera Opción para ganar 49% de interés y una Segunda Opción para ganar un 21% de interés adicional en la propiedad, ganar un interés adicional por pagos a la compañía en efectivo por un total de US $250,000, incluyendo gastos adicionales de exploración por US $2,000,000 y completando un estudio de factibilidad bancable. Según los términos del contrato, St. Elias tiene la exclusividad de incrementar su interés en la propiedad de 49% a 70% haciendo pagos en efectivo por un total de US $200,000, emitiendo 500,000 acciones comunes, incluyendo gastos adicionales de exploración la suma de US $2,000,000 y completando un estudio de factibilidad bancable.



In June 2002, Inca Pacific acquired an option to purchase the Poro Poro Copper-Gold project in Northern Peru. The Poro Poro copper-gold prospect is situated approximately 50 kms NNE of Yanacocha, Peru in the Department of Cajamarca.

Copper-gold mineralization at Poro Poro is hosted by skarn developed in limestones where they are in contact with a quartz monzonite intrusion. Prospecting has revealed an extensive area of skarn alteration, marble development and recrystallization in the limestones that suggests the presence of a large mineralizing system. Porphyry copper style mineralization is also present. Chalcopyrite, pyrite, arsenopyrite, magnetite, sphalerite and bornite are present in quartz veins hosted by the intrusion and the limestones. The presence of a major regional thrust fault juxtaposing Goyllarisquisga quartzites against Pulluicana limestones gives Poro Poro a similar geological address to Antamina and Magistral.



The road to Poro Poro.

Old workings on the property date from both Pre-Columbian times and the Colonial era. Minor exploitation took place in the 1960's and 1970's principally from some larger veins. Very limited drilling by Southern Peru Copper Corp in 1998 encountered up to 1.28% Cu over 6 metres. Grab samples taken by Inca Pacific geologists contain up to 2.5 g/t gold and over 1% copper.

Inca Pacific can purchase 100% of the Poro Poro property by the payment of US $1,000,000 on or before September 24, 2005. To maintain the option, Inca Pacific must keep the claims in good standing and pay US $5,000 per month starting on September 24, 2003 and US $10,000 per month starting on September 24, 2004. All option payments will be credited against the purchase price.

PORO PORO En Junio del 2002, Inca Pacific adquirió en opción de compra el proyecto de cobre-oro Poro Poro en el norte del Peru. El prospecto de cobre-oro Poro Poro está situado aproximadamente a 50 kms NNE de Yanacocha, Peru en el Departmento de Cajamarca.

La mineralización de cobre-oro en Poro Poro se presenta con skarn desarrollado en piedras calizas donde se encuentran en contacto con el intrusivo de cuarzo monzonita. Las exploraciones han dejado al descubierto un área extensa de alteración de skarn, mármol en desarrollo y recristalización en las piedras calizas que sugieren la presencia de un sistema prolongado de mineralización. La mineralización de estilo Pórfido de cobre está también presente. Chalcopirita, pirita, arsenopirita, magnetita, salerita y bornita están presentes en venas de cuarzo mostrada por el intrusivo y las piedras calizas. La presencia de un mayor esfuerzo regional yuxtaponiendo las cuarzitas de Goyllarisquisga contra las piedras calizas de Pulluicana le proporcionan a Poro Poro una ubicación geológica similar a Antamina y Magistral.

Los trabajos anteriores en la propiedad datan de tiempos Pre-Colombinos y de la época Colonial. Una explotación menor se realizó en 1960 y 1970 principalmente de algunas venas prolongadas. Una perforación muy limitada de Southern Peru Copper Corp en 1998 encontró por encima de 1.28% de Cobre en 6 metros. Las muestras tomadas por geólogos de Inca Pacific contienen por encima de 2.5 g/t oro y por encima de 1% de cobre.

Inca Pacific puede comprar el 100% de la propiedad de Poro Poro mediante el pago de US $1,000,000 hasta el 24 de Setiembre, 2005. Para seguir teniendo la opción, Inca Pacific debe mantener los denuncios en buen estado y pagar US $5,000 mensuales empezando del 24 de Setiembre, 2003 y US $10,000 mensuales empezando del 24 de Setiembre, 2004. Todos los pagos de opciones serán abonados dentro del precio de compra.

2002 FINANCIAL STATEMENTS



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Inca Pacific Resources Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Anthony Floyd, President
January 30, 2003

AUDITORS' REPORT

To the Shareholders of

INCA PACIFIC RESOURCES INC.

We have audited the consolidated balance sheets of Inca Pacific Resources Inc. as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
January 17, 2003 except as to Note 14, which is as at January 30, 2003

INCA PACIFIC RESOURCES INC.

Consolidated Balance Sheets
November 30, 2002 and 2001 *(in Canadian dollars)*

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	**$ 216,715**	$ 825,698
Marketable securities (note 3)	**10,000**	8,000
Accounts receivable and advances	**10,847**	11,080
Prepaid expenses	**5,403**	2,414
	242,965	847,192
Fixed assets (note 4)	**15,956**	24,657
Mineral property interests (note 5)	**3,757,087**	5,363,279
	$ 4,016,008	$ 6,235,128
LIABILITIES		
Current		
Accounts payable and accrued liabilities (note 5aiii and 10b)	**$ 47,827**	$ 134,873
SHAREHOLDERS' EQUITY		
Share capital (note 6)	**15,321,742**	14,499,774
Share subscriptions (note 6c)	**-**	495,850
Option Compensation (note 7b)	**36,815**	-
Warrants (note 8)	**-**	8,840
Contributed Surplus (note 8i)	**8,840**	-
Deficit	**(11,399,216)**	(8,904,209)
	3,968,181	6,100,255
	$ 4,016,008	$ 6,235,128

Nature of operations and going concern (note 1)
Commitments (note 13)
Subsequent event (note 14)

Approved by the Directors:



Anthony Floyd



Geoffrey Harden

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2002 and 2001 *(in Canadian dollars)*

	2002	2001
General and administrative expenses		
Management and consulting services	$ 84,380	$ 116,626
Investor relations	78,751	178,154
Termination fees (note 10d)	60,000	-
Office and administration	58,494	66,539
Legal	46,322	26,001
Accounting and audit	37,860	45,661
Stock-based compensation (note 7b)	36,815	-
Stock registration and transfer fees	21,854	17,798
Amortization	2,673	3,453
Travel	1,346	2,745
	428,495	456,977
Other income (expense)		
Investment income	3,773	26,254
Foreign exchange gain	11,794	16,684
Gain on sale of marketable securities	22,257	-
Gain on sale of fixed assets	-	2,555
Property investigations	-	(18,185)
Write-down of marketable securities	(2,000)	(17,000)
Write-off of mineral property interests	(2,102,336)	(418,401)
Loss for the year	(2,495,007)	(865,070)
Deficit, beginning of year	(8,904,209)	(8,039,139)
Deficit, end of year	$ (11,399,216)	$ (8,904,209)
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Weighted average number of shares outstanding	32,332,557	27,968,206

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Cash Flows
Years Ended November 30, 2002 and 2001 *(in Canadian dollars)*

	2002	2001
Cash flows from operating activities		
Loss for the year	$ (2,495,007)	$ (865,070)
Items not involving cash:		
Non-cash office and administration expenses	6,400	-
Stock-based compensation	36,815	-
Gain on sale of fixed assets	-	(2,555)
Gain on sale of marketable securities	(22,257)	-
Write-down of marketable securities	2,000	17,000
Write-off of mineral property interests	2,102,336	418,401
Amortization	2,673	3,453
Net change in non-cash working capital		
Accounts receivable and advances	233	38,054
Prepaid expenses	(2,989)	2,241
Accounts payable and accrued liabilities	(69,828)	(63,349)
	(439,624)	(451,825)
Cash flows from financing activities		
Shares issued for cash	302,500	600,500
Share subscriptions	-	495,850
	302,500	1,096,350
Cash flows from investing activities		
Proceeds from sale of marketable securities	42,257	-
Expenditures on mineral property interests, net of recoveries and amortization	(513,102)	(1,270,160)
Purchase of fixed assets	(1,014)	-
Proceeds from sale of fixed assets	-	14,912
	(471,859)	(1,255,248)
Decrease in cash and cash equivalents	(608,983)	(610,723)
Cash and cash equivalents, beginning of year	825,698	1,436,421
Cash and cash equivalents, end of year	$ 216,715	$ 825,698

Supplemental cash flow information (note 9)

INCA PACIFIC RESOURCES INC.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

1. Nature of Operations and Going Concern

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

At November 30, 2002, the Company has working capital of $195,138 which, together with the planned private placement announced subsequent to the year end (note 14), the Company believes will be sufficient to achieve the Company's planned corporate and administrative expenses for the coming year. The Company will require additional financing or outside participation, to undertake further exploration and subsequent development of its mineral properties. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

a. Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A and Inca Cobre S.A., and the Company's proportionate interest in Ancash Cobre S.A., in which the Company holds a 49% joint venture interest.

b. Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

c. Marketable Securities

Marketable securities are stated at the lower of cost or quoted market value.

d. Fixed Assets

Fixed assets are stated at cost. Amortization is provided on the declining balance basis on computer equipment at 30% per annum and on exploration equipment on a straight line basis over 10 years.

e. Mineral Property Interests

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies (continued)

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

f. Joint Venture Accounting

The Company follows the proportionate consolidation method of accounting for joint ventures. The Company's interest in the Ancash Cobre Joint Venture is reflected in the Magistral mineral property costs (note 5a).

g. Foreign Currency Translation

The company's subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.

h. Loss Per Share

Loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company has adopted the revised accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

i. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

j. Stock-based Compensation

Effective December 1, 2001, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2001, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

k. Income Taxes

The Company follows the asset and liability method for recording income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

3. Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and advances and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

The quoted market value of marketable securities at November 30, 2002 is approximately $10,000.

4. Fixed Assets

2002	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	**$48,634**	**$39,076**	**$9,558**
Computer equipment	**38,880**	**32,482**	**6,398**
	$87,514	**$71,558**	**$15,956**
2001	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$48,634	$32,034	$16,600
Computer equipment	37,866	29,809	8,057
	$86,500	$61,843	$24,657

5. Mineral Property Interests

At November 30, 2002 and 2001, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

	Magistral	Antoro	Cueva Blanca	Poro Poro	Other *	Total
Balance, November 30, 2001	$ 1,840,947	$ -	$1,522,165	$ -	$2,000,167	$5,363,279
Additions during year						
Exploration costs						
Project management	45,616	43,161	-	-	39,747	128,524
Taxes and filing fees	15,794	87,721	-	13,598	10,459	127,572
Field office and administration	51,672	31,684	-	3,852	19,252	106,460
Legal	21,895	13,486	519	3,154	13,203	52,257
Geological fieldwork	3,945	10,839	-	-	14,601	29,385
Geological consulting	15,016	9,168	-	298	1,405	25,887
Travel and accommodation	13,519	10,456	-	82	-	24,057
Maps and reports	979	7,416	-	-	264	8,659
Value added tax	721	3,588	-	193	2,869	7,371
Amortization	683	3,415	-	455	2,489	7,042
Geophysical	-	5,050	-	-	-	5,050
	169,840	225,984	519	21,632	104,289	522,264
Less: recoveries	-	-	(24,000)	-	(2,120)	(26,120)
Net additions during year	169,840	225,984	(23,481)	21,632	102,169	496,144
Mineral property interests written-off	-	-	-	-	(2,102,336)	(2,102,336)
Balance, November 30, 2002	**$ 2,010,787**	**$ 225,984**	**$1,498,684**	**$ 21,632**	**$ -**	**$3,757,087**

* Other properties consists of the Santo Domingo and Ancapata properties.

5. **Mineral Property Interests (continued)**

	Magistral	Santo Domingo	Ancapata	Cueva Blanca	Other *	Total
Balance, November 30, 2000	$1,590,916	$ 780,121	$100,556	$1,584,570	$ 641,699	$4,697,862
Additions during year						
Acquisition costs	-	28,800	-	-	-	28,800
Advisory fee (note 5aiii)	86,094	-	-	-	-	86,094
Exploration costs						
Drilling	-	513,593	-	-	-	513,593
Geological consulting	18,528	115,390	6,000	-	9,550	149,468
Value added tax	7,185	110,552	4,145	-	7,429	129,311
Project management	41,500	80,800	2,626	-	-	124,926
Field office and administration	16,323	26,913	42,773	-	-	86,009
Taxes and filing fees	22,339	18,489	-	-	41,227	82,055
Geological fieldwork	5,938	72,186	27	-	1,013	79,164
Travel and accommodation	24,767	27,107	1,458	-	7,084	60,416
Legal	21,131	19,069	8,330	670	-	49,200
Geophysical	-	-	18,649	-	-	18,649
Amortization	1,697	9,941	485	-	-	12,123
Survey and assays	2,570	7,623	1,000	100	-	11,293
Maps and reports	1,959	3,534	-	-	-	5,493
	163,937	1,005,197	85,493	770	66,303	1,321,700
Less: recoveries	-	-	-	(63,175)	(289,601)	(352,776)
	163,937	1,005,197	85,493	(62,405)	(223,298)	968,924
Net additions during year	250,031	1,033,997	85,493	(62,405)	(223,298)	1,083,818
Mineral property interests written-off	-	-	-	-	(418,401)	(418,401)
Balance, November 30, 2001	$1,840,947	$1,814,118	$186,049	$1,522,165	$ -	$5,363,279

* Other properties consist of the Chota and Pasacancha properties.

During the year ended November 30, 2002, the Company terminated its options on the Santo Domingo and Ancapata properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $2,102,336.

During the year ended November 30, 2001, the Company ceased exploration activity on the Chota and Pasacancha properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $418,401.

a. **Magistral Property**

i. On January 29, 1999, the Company entered into an option agreement with the Government of Peru to purchase five claims (250 hectares) which lie within the Company's existing Magistral claims. The agreement is a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

Upon exercise of the option, the Company will have a further seven years to complete a feasibility study and place the property into production. The government will retain a royalty whose magnitude will depend on metal prices but which is expected to be between a 0.5 and 3.0% Net Smelter Royalty.

ii. Pursuant to an agreement dated October 29, 1999, the Company granted an option to Anaconda Peru S.A. ("Anaconda"), a wholly owned subsidiary of Antofagasta plc, to earn up to a 65% interest in the property. Anaconda may earn a 51% interest by exercising the underlying option with the Government of Peru by December 31, 2000 and by incurring an aggregate US $5,050,000 of expenditures by December 31, 2001. Anaconda then has the option to increase its ownership to 65% by preparing a bankable feasibility study within two years.

As at November 30, 2001, Anaconda had expended a total of US $5,140,861 on the property and exercised the option agreement with the Government of Peru, thus earning a 51% interest in the property. The property interests are held by Ancash Cobre, S.A., in which Anaconda has a 51% interest. In April, 2002 Anaconda elected not to increase its interest in the joint venture from 51%.

5. **Mineral Property Interests (continued)**

iii. The Company had an agreement to pay an advisory fee to a consulting firm for introducing Anaconda to the Company. These fees, which were payable in cash, shares or warrants, accrued subject to completion of certain work programs by Anaconda on the Magistral property.

As at November 30, 2002, an aggregate of $280,298 had been paid in cash, shares and warrants to the consulting firm. A balance of $86,094, accrued at November 30, 2001 was settled with a cash payment of $68,876 and the issuance of 86,000 shares in February, 2002. There are no further advisory fees payable pursuant to the terms of this agreement.

b. Antoro Properties

The Antoro properties are comprised of the Antoro Norte and Antoro Sur properties.

i. Antoro Sur Property

Pursuant to a letter of understanding dated May 29, 2002, the Company was granted an option to acquire a 100% interest in the Antoro Sur property in central Peru in consideration of cash payments in the aggregate of US $1,500,000 and incurring exploration expenditures on the property in the aggregate of US $3,000,000, to be paid and expended over a four year period. In addition, the Company must keep the claims in good standing including making the payments pursuant to certain underlying option or lease agreements. The property is subject to a net smelter royalty of up to 3% payable on production, which may be reduced to 2% with the payment of US $1,000,000.

Of the expenditures to be incurred, the Company is committed to incur a total of US $300,000 on the property by August 29, 2003. The remainder of the expenditures, in the aggregate of US $2,700,000, is to be incurred at the Company's option, over a four year period to May 29, 2006.

ii. Antoro Norte Property

Pursuant to an agreement dated June 25, 2002 the Company was granted an option to acquire a 100% interest in the Antoro Norte property in central Peru in consideration of cash payments in the aggregate of US $975,000 and incurring exploration expenditures on the property in the aggregate of US $1,850,000, to be paid and expended over a four year period. In addition, the Company paid all outstanding licence fees applicable to the property. The property is subject to a net smelter royalty of 2% payable on production, which may be reduced to 1% with the payment of US $500,000.

Of the expenditures to be incurred, the Company is committed to incur a total of US $50,000 on the property by June 25, 2003. The remainder of the expenditures, in the aggregate of US $1,800,000, is to be incurred at the Company's option, over a four year period to June 25, 2006.

c. Cueva Blanca Property

On November 26th, 1998 St. Elias Mines Ltd. ("St Elias") entered into a letter agreement with the Company to acquire an option to earn up to a 70% interest in the Cueva Blanca property in northern Peru. St. Elias was granted a First Option to acquire a 49% interest for cash payments totalling US $50,000 (received), incurring exploration expenditures of not less than US $1,500,000 and issuing a total of 500,000 shares (received) over three years. In addition, St. Elias was granted a Second Option to earn a further 21% interest in the property by making cash payments totalling US $250,000, incurring additional minimum exploration expenditures of US $2,000,000 and completing a bankable feasibility study.

On September 17, 2002 the Company amended the terms of its option agreement with St. Elias. Under the terms of the amending agreement, St. Elias has the exclusive option to increase its interest in the property from 49% to 70% by making cash payments totalling US $200,000, issuing 500,000 common shares, incurring additional exploration expenditures in the amount of US $2,000,000 and completing a bankable feasibility study. The cash payments are to be paid in instalments over a three year period commencing upon the date (the "Election Date") of delivery by St. Elias of its election to exercise the Second Option. The expenditures are to be incurred, in stages, by the fourth anniversary of the Election Date, upon which the feasibility study is to be delivered to the company. The shares are to be issued in four tranches commencing upon receipt of regulatory approval for the amending agreement and subsequently, upon receipt of regulatory approval for each of three completed phases of an exploration program on the property.

d. Poro Poro Property

Pursuant to an agreement dated June 24, 2002 the Company was granted an option to acquire a 100% interest in Sociedad Minera Ghandarva Sociedad de Responsabilidada Limitada, a private Peruvian company which holds a 100% interest in the Poro Poro property in northern Peru, in consideration of cash payments in the aggregate of US $1,000,000 payable commencing September 24, 2003 to August 31, 2005.

e. Other Properties

i. Santo Domingo Property

Pursuant to an agreement dated April 29, 1999, the Company was granted an option to earn a 51% interest in the Santo Domingo Property located in southern Peru in consideration of incurring a total US $2,000,000 of exploration expenditures on the property

5. ***Mineral Property Interests (continued)***

over a three year period. In May 2002, the Company terminated its option on the Santo Domingo property and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $1,905,828.

ii. Ancapata Property

On April 1, 2000 the Company was granted an option to acquire up to a 70% interest in three exploration concessions which are located adjacent to the Company's Magistral Property. In consideration of the option, the Company can earn a 50% interest by incurring US $1,000,000 of exploration expenditures on the property by March 31, 2003. In October 2002, the Company terminated its option on the Ancapata Property and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $196,508.

6. Share Capital

a. Authorized
100,000,000 common shares without par value

b. Issued and outstanding

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of year	**29,117,604**	**$14,499,774**	26,788,354	$13,814,622
Issued for cash:				
Private placements, net of issue costs (note 6c)	**4,460,000**	**758,350**	1,796,500	500,820
Exercise of options (note 7a)	**-**	**-**	283,250	87,180
Exercise of warrants (note 8)	**160,000**	**40,000**	50,000	12,500
Issued for other consideration:				
Office and administration expenses	**40,000**	**6,400**	-	-
Settlement of accounts payable (note 5aiii)	**86,000**	**17,218**	-	-
Mineral property advisory fee (note 5aiii)	**-**	**-**	109,500	55,852
Mineral property acquisition costs (note 5ei)	**-**	**-**	90,000	28,800
Issued, end of year	**33,863,604**	**$15,321,742**	29,117,604	$14,499,774

c. Private Placements

In September 2002, the Company completed a private placement of 1,750,000 units at $0.15 per unit for proceeds of $262,500. An additional 70,000 units were issued as a finder's fee. Each unit consisted of one common share and one warrant, each warrant is exercisable to purchase one additional common share at $0.25 per share to September 6, 2004.

In December, 2001 the Company completed a private placement of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs, which had been received as at November 30, 2001. An additional 140,000 units were issued as a finder's fee. Each unit consisted of one common share and one warrant, each warrant is exercisable to purchase one additional common share at $0.25 per share to November 14, 2003.

In June 2001, the Company completed a private placement of 1,796,500 units at $0.28 per unit for proceeds of $500,820, net of issue costs. Each unit consisted of one common share and one-half warrant, each whole warrant is exercisable to purchase an additional common share at $0.36 per share to June 12, 2002.

7. Stock Options

a. Options Outstanding

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

The Company has a stock option plan which authorizes the board of directors to grant options for the purchase of up to 3,889,995 shares. Options granted under the plan vest over a period of up to 21 months.

The Company also grants stock options pursuant to the policies of the TSX Venture Exchange which are not subject to terms of the Company's stock option plan. All of these options vest immediately upon granting.

7. **Stock Options (continued)**

A summary of the status of the Company's stock options as at November 30, 2002 and 2001 and changes during the years then ended is as follows:

	2002		2001	
	Number of Shares	**Weighted-Average Exercise Price**	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**2,719,500**	**$0.48**	2,762,875	$0.47
Granted	**1,157,500**	**0.30**	430,000	0.33
Exercised	**-**	**-**	(283,250)	0.31
Expired	**(319,500)**	**0.39**	(165,125)	0.30
Forfeited	**(1,582,500)**	**0.58**	(25,000)	0.51
Outstanding at end of year	**1,975,000**	**$0.30**	2,719,500	$0.48
Options exercisable at end of year	**1,917,500**	**$0.30**	2,189,250	$0.48

The following summarizes information about stock options outstanding at November 30, 2002:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
15,000	March 19, 2003	$0.29	15,000	$0.29
325,000	June 28, 2004	0.30	325,000	0.30
247,500	Nov. 8, 2004	0.30	247,500	0.30
230,000	June 5, 2006	0.33	172,500	0.33
1,157,500	May 23, 2007	0.30	1,157,500	0.30
1,975,000		$0.30	1,917,500	$0.30

b. **Stock based compensation**

During the year ended November 30, 2002 the Company granted stock options to non-employees to acquire up to an aggregate of 255,000 common shares at an exercise price of $0.30 per share and to directors and employees to acquire up to an aggregate of 902,500 common shares at an exercise price of $0.30 per share.

Pursuant to the new CICA standard of accounting for stock-based compensation (note 2j), the fair value of new stock options granted to non-employees, in the amount of $36,815, has been recorded as an expense in the year. Compensation expense on the stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4.55%
Expected dividend yield	-
Expected stock price volatility	101.90%
Expected option life in years	5

The pro forma effect on net loss and loss per share for the year ended November 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value based method is as follows:

Net loss for the year	
Reported	$ (2,495,007)
Stock-based compensation	(130,296)
Pro forma	$ (2,625,303)
Basic and diluted loss per share	
Reported	$ (0.08)
Pro forma	$ (0.08)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. Warrants

At November 30, 2002 the Company has outstanding warrants to purchase an aggregate 4,300,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at November 30, 2001	Issued	Exercised	Expired/Cancelled	Outstanding at November 30,2002	
$0.185	Dec. 31, 2001	110,500	-	-	(110,500)	-	(i)
$ 0.60	April 18, 2002	1,030,000	-	-	(1,030,000)	-	
$ 0.65	Aug. 22, 2002	1,605,000	-	-	(1,605,000)	-	
$ 0.20	July 12, 2002	898,250	-	-	(898,250)	-	(ii)
$ 0.25	Nov. 14, 2003	-	2,640,000	(160,000)	-	2,480,000	
$ 0.25	Sept. 6, 2004	-	1,820,000	-	-	1,820,000	
		3,643,750	4,460,000	(160,000)	(3,643,750)	4,300,000	

i. A fair value was ascribed to certain of the warrants issued pursuant to an agreement to pay an advisory fee in connection with the Magistral Property (note 5aiii). The remaining unexercised warrants to acquire 110,500 common shares were valued at $8,840. On December 31, 2001, the 110,500 warrants expired unexercised and the ascribed value of $8,840 was transferred to contributed surplus.

ii. In May 2002, the Company amended the terms of the warrants to acquire 898,250 common shares by reducing the exercise price from $0.36 per share to $0.20 per share and extending the expiry date from June 12, 2002 to July 12, 2002. The warrants expired unexercised on July 12, 2002.

9. *Supplemental Cash Flow Information*

Significant non-cash operating, financing and investing activities	**2002**	2001
Operating activities		
Office and administration expenses settled with shares	**$ (6,400)**	$ -
Accounts payable settled with shares	**(17,218)**	-
Financing activities		
Shares issued for office and administration expenses	**6,400**	-
Shares issued for settlement of accounts payable	**17,218**	-
Shares issued for mineral property advisory fee	**-**	55,852
Shares issued for mineral property acquisition costs	**-**	28,800
Investing activities		
Marketable securities received for mineral properties	**24,000**	25,000
Recoveries against mineral properties received in marketable securities	**(24,000)**	(25,000)
Mineral property advisory fee	**-**	(55,852)
Mineral property acquisition costs	**-**	(28,800)

During the year ended November 30, 2002 the Company received interest income in the amount of $3,773 (2001 - $26,254).

10. *Related Party Transactions*

a. During the year, the following transactions with related parties occurred:

i. $231,080 (2001 - $216,676) was paid or is payable to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

ii. $76,686 (2001 - $56,719) were paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

b. Accounts payable includes $9,399 (2001 - $19,121) due to directors.

c. Pursuant to the terms of a management agreement made effective June 1996 with a director, the Company was committed to payments for management services in the amount of $10,000 per month until May 30, 2002. The agreement was for a term of 24 months and successively renews for further 24 month periods, unless otherwise agreed to by the parties. On May 30, 2002 the agreement was renewed for a further 24 months to May 29, 2004.

10. Related Party Transactions (continued)

d. Pursuant to a settlement agreement dated May 1, 2002, the Company terminated a management agreement dated June 1, 1996 with a former director of the Company pursuant to which the former director was paid $5,000 per month for providing investor relations services to the Company. A termination fee of $60,000 was paid to the former director in accordance with the settlement agreement. Under the terms of the settlement agreement, the former director exercised warrants for proceeds of $40,000 (note 8).

11. Income Taxes

As at November 30, 2002, the Company has non-capital losses of approximately $2,755,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2009	$ 391,000
2008	438,000
2007	501,900
2006	337,800
2005	282,600
2004	408,300
2003	395,400
	$ 2,755,000

In addition, subject to certain restrictions, the Company has losses of approximately $754,000, expiring in various years to 2006, as well as certain exploration expenditures, available to offset future taxable income in Peru.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2002	2001
	39.62%	45.62%
Income tax benefit computed at Canadian statutory rates	**988,522**	394,645
Foreign tax rates different from statutory rate	**(207,878)**	(78,920)
Temporary differences not recognized in year	**(639,712)**	(110,587)
Unrecognized tax losses	**(140,932)**	(205,138)
	$ -	$ -

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001
Future income tax assets		
Temporary differences in assets	**$ 1,282,666**	$ 689,155
Net tax losses carried forward	**1,296,802**	1,653,687
	2,579,468	2,342,842
Valuation allowance for future income tax assets	**(2,579,468)**	(2,342,842)
Net future income tax assets	**-**	-
Future income tax liabilities	**-**	-
Future income tax assets, net	**$ -**	$ -

12. Segmented Disclosure

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $9,558 of fixed assets which are located in Peru.

13. Commitments

The Company is committed to incur certain expenditures on mineral properties as disclosed in notes 5bi and 5bii.

14. Subsequent Event

On January 30, 2003 the Company announced that it had entered into a non-brokered private placement, subject to regulatory approval, for the issue of 3,000,000 units at a price of $0.15 per unit for gross proceeds of $450,000. The Company will also issue 100,000 units for a fiscal advisory fee. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.25 per share for a two year period.

CORPORATE INFORMATION

Head Office:
Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: (604) 687-3727
Fax:(604) 687-7041
Email: info@incapacific.com
Website: www.incapacific.com

Contact:
Anthony Floyd, President

Lima Exploration Office:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Peru
Tel: (51-1) 264-1230
Fax:(51-1) 264-0274

Capital Structure (as at Nov. 2002)
Issued: 33,863,604
Fully Diluted: 40,138,604
Symbol: IP - TSX-VX

Officers and Directors:
Anthony Floyd, President and Chief Executive Officer
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Charles Preble, Director
Harold Waller, General Manager - Peru
Sharon Fleming, Corporate Secretary

Auditors:
PricewaterhouseCoopers LLP
Vancouver, BC, Canada

Solicitors:
Morton & Company
Vancouver, BC, Canada

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Transfer Agent:
Pacific Corporate Trust Company
Vancouver, BC, Canada

Standard and Poor's Listed



INFORMACIÓN CORPORATIVA

Sede Principal:
Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canadá V6C 2T6

Tel: (604) 687-3727
Fax: (604) 687-7041
Correo electrónico: info@incapacific.com
Website: www.incapacific.com

Contactos:
Anthony Floyd, Presidente

Oficina de Exploración en Lima:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Perú
Tel: (51-1) 264-1230
Fax: (51-1) 264-0274

Estructura Patrimonial (A Nov. de 2002)
Acciones Emitidas: 33,863,604
Acciones Diluidas Plenamente: 40,138,604
Símbolo: IP - TSX-VX

Ejecutivos y Directores:
Anthony Floyd, Presidente Ejecutivo
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Charles Preble, Director
Harold Waller, Gerente General - Perú
Sharon Fleming, Secretaria Corporativa

Auditores:
PricewaterhouseCoopers LLP
Vancouver, BC, Canadá

Abogados:
Morton & Company
Vancouver, BC, Canadá

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Agente de Bolsa:
Pacific Corporate Trust Company
Vancouver, BC, Canadá

Indice Standard and Poor's



Inca Pacific Resources Inc.
Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: (604) 687-3727
Fax: (604) 687-7041

Website: www.incapacific.com

INCA PACIFIC RESOURCES INC.

03 MAR 25 AM 7:21

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting (the "Meeting") of Shareholders of **INCA PACIFIC RESOURCES INC.** (the "Company") will be held on **Wednesday, the 16th day of April, 2003 at the hour of 1:30 o'clock in the afternoon (Vancouver time)** at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

1. to receive the report of the directors;
2. to receive the consolidated financial statements of the Company for the financial year ended November 30, 2002 and the auditors' report thereon;
3. to appoint the auditor for the ensuing year;
4. to authorize the directors to fix the remuneration of the auditor;
5. to determine the number of Directors for the ensuing year at four (4);
6. to elect Directors for the ensuing year;
7. to consider and, if thought appropriate, to grant authority to the Directors to amend existing stock options and to grant additional stock options to insiders of the Company and amend any such stock options at any time until the date of the next Annual General Meeting so long as such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment;
8. to consider, and if thought fit, pass, with or without variation, an ordinary resolution approving the Company's 2003 Incentive Stock Option Plan;
9. to consider, and if thought fit, pass, with or without variation, an ordinary resolution authorizing and approving private placements which require shareholder approval; and
10. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to **Pacific Corporate Trust Company** within the time set out in the notes, using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **625 Howe Street, 10th Floor** **Vancouver, British Columbia V6C 3B8**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	**Proxy Voting – http://www.stocktronics.com/webvote**

DATED at Vancouver, British Columbia, this 12th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: "*Anthony Floyd*"

Anthony Floyd, President

INCA PACIFC RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

containing information as at March 10, 2003
(unless otherwise noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by management of **INCA PACIFIC RESOURCES INC.** (the "Company") of Suite 1550, 625 Howe Street, Vancouver, British Columbia, for use at the 2003 Annual General Meeting of Members (the "Meeting") to be held on Wednesday, the 16th day of April, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for Intermediaries to send this Management Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company.

A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

If returning by mail or fax, the proxy must be completed, dated and signed by the Member or by his or her attorney authorized in writing, or, if the Member is a corporation, by an officer or director thereof as an authorized signatory.

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof, or deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. Proxies can be sent to Pacific Corporate Trust Company using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **625 Howe Street, 10th Floor** **Vancouver, British Columbia V6C 3B8**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	**Proxy Voting – http://www.stocktronics.com/webvote**

The chairman of the meeting will have the discretion to accept or reject proxies otherwise deposited.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred on the proxy.

A registered shareholder may revoke a proxy be depositing an instrument in writing, executed by him or his attorney, authorized in writing (a) at the office of the Company's transfer agent and registrar set out above not less than 48 hours (including Saturdays, Sundays and holidays) before the time fixed for the meeting; or (b) at the registered office of the Company, 12th Floor, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, fax number 604-681-9652, at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used; or (c) with the chairman of the meeting on the day of the meeting or any adjournment thereof.

In addition, a proxy may be revoked by the registered shareholder executing another form of proxy bearing a later date and depositing the same at the offices of the registrar and transfer agent of the Company within the time period set out under the heading "Appointment of Proxyholders" or by the registered shareholder personally attending the meeting and voting his shares.

Voting of Proxies

SHARES REPRESENTED BY PROXY ARE ONLY ENTITLED TO BE VOTED ON A POLL AND, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, THE SHARES WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote on amendments or variations of matters identified in the Notice of Annual General Meeting, and on other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual General Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

IN THE ABSENCE OF ANY INSTRUCTION IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY MANAGEMENT PROXYHOLDERS IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

IN THE ABSENCE OF ANY INSTRUCTION, WHERE AN ALTERNATE PROXYHOLDER IS PROPERLY AUTHORIZED, THE PROXYHOLDER MAY EXERCISE DISCRETIONARY AUTHORITY TO VOTE ON ANY MOTION PROPOSED AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution", which is a resolution passed by a simple majority (50% plus one) of the votes cast by shareholders of a company present and entitled to vote in person or by proxy.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of common shares without par value. The Company is authorized to issue 100,000,000 of such shares. As at the date of this management information circular, 37,138,604 common shares without par value are issued and outstanding, each share carrying the right to one vote. The directors of the Company have fixed March 12, 2003 as the record date for the purpose of determining registered shareholders entitled to receive notice of the meeting. As required by the *Company Act* (British Columbia), notice of the record date has been given by newspaper advertisement and to the TSX Venture Exchange, on which the common shares of the Company are listed for trading.

To the knowledge of the directors and senior officers of the Company, as at the date of this management information circular, there are no registered shareholders beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's *Articles*, the quorum for the transaction of business at a meeting of registered shareholders shall be one member present in person or by proxy. A simple majority of the votes of those registered shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of not less than two-thirds of the votes of those registered shareholders are present and vote either in person or by proxy at the meeting is required to pass a special resolution. The *Company Act* (British Columbia) requires that the appointment of the auditor and the election of directors shall be determined by ordinary resolution. All other matters identified in the notice of meeting will also be determined by ordinary resolution. No special resolution is proposed.

Each shareholder is entitled to one vote for each share registered in his or her name on the list of members. The list of members is available for inspection during normal business hours at **Pacific Corporate Trust Company** and at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

An "executive officer" is defined to mean the chairman and any vice-chairman of the board of directors of the Company, when that person performs the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or of a subsidiary of the Company, or any person who performs a policy-making function in respect of the Company, whether or not such officer is also a director of the Company or of a subsidiary.

Based on the foregoing, during the financial year ended November 30, 2002, there was one Named Executive Officer of the Company, namely, Anthony Floyd, the President and a director of the Company (the "Named Executive Officer").

Compensation of Executive Officer

The following table sets forth the particulars of the annual, long term and other compensation awarded, paid to or earned by the Company's Named Executive Officer during the financial years ended November 30, 2002, 2001 and 2000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation (1)
A. Floyd	2002	120,000	Nil	Nil	360,000	N/A	Nil	Nil
President	2001	120,000	Nil	Nil	120,000	N/A	Nil	Nil
	2000	120,000	$48,000	Nil	375,000	N/A	Nil	Nil

Notes:

(1) For further particulars, see "*Termination of Employment, Change in Responsibilities and Employment Contracts*" below.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officer or directors during the financial year ended November 30, 2002.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the financial year ended November 30, 2002.

Option Grants During the Financial Year Ended November 30, 2002

The following table sets forth stock options granted to the Named Executive Officer under the Company's Stock Option Plan during the fiscal year ended November 30, 2002:

Name	Securities Under Option Granted	% of Total Options Granted in Fiscal Year	Exercise Price Per Share	Market Value Per Share on Date of Grant (1)	Expiration Date
Anthony Floyd	360,000	32%	$0.30	Not in the Money	May 23, 2007

(1) Calculated using the closing price of the Company's shares on the date of grant, less the exercise price.

Option Cancellations During the Financial Year Ended November 30, 2002

On May 23, 2002, options which were held by the Named Executive Officer entitling him to purchase a total of 375,000 shares at $0.60 per share on or before April 18, 2005 were cancelled.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year End Option Values

During the financial year ended November 30, 2002, no incentive stock options were exercised by the Named Executive Officer or directors who were not Named Executive Officers.

Option Repricings

During the financial year ended November 30, 2002, the Company did not reprice any of the stock options previously granted to the Named Executive Officer or directors who were not Named Executive Officers.

Outstanding Options

The total number of outstanding stock options to purchase common shares held by the Named Executive Officer and directors who were not Named Executive Officers, as at November 30, 2002 is as follows:

Optionees	No. of Shares under Option	No. of Options Exercisable	Exercise Price Per Share	Expiry Dates (D/M/Y)
Named Executive Officer	360,000	360,000	$0.30	23 May 2007
	120,000	120,000	$0.33	5 June 2006
	120,000	120,000	$0.30	8 November 2004
	600,000	600,000		
Directors who were not Named Executive Officers	460,000	460,000	$0.30	23 May 2007
	69,000	60,000	$0.33	5 June 2006
	80,000	80,000	$0.30	8 November 2004
	600,000	600,000		

Pension Plans

The Company does not provide retirement benefits for directors or officers or Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment/Management Contracts

Pursuant to the terms of a management agreement with the Named Executive Officer made effective June 1996, the Company was committed to payments for management services in the amount of $10,000 per month until May 30, 2002. The agreement was for a term of 24 months and successively renews for 24 month periods, unless otherwise agreed to by the parties. On May 30, 2002 the agreement was renewed for a further 24 months to May 29, 2004.

Pursuant to a settlement agreement dated May 1, 2002, the Company terminated a management agreement dated June 1, 1996 with a former director of the Company pursuant to which the former director was paid $5,000 per month for providing investor relations services to the Company. A termination fee of $60,000 was paid to the former director in accordance with the settlement agreement.

Other than as set forth above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

During the financial year ended November 30, 2002, the aggregate remuneration paid to directors in their capacity as directors of the Company was nil. During the financial year ended November 30, 2002, Anthony Floyd was paid $120,000 for management fees. The Company may compensate its directors in the future in accordance with accepted business practices. Directors, officers and employees are entitled to participate in incentive stock options granted by the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director, executive officer, or senior officer of the Company, no proposed nominee for election as a director, and no associate of any director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may participate in incentive stock options under the plan referred to under "*Approval of Incentive Stock Option Plan*" and may participate in private placements referred to under "*Authorization and Approval of Private Placements*".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director and no associate or affiliate of an insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year not previously disclosed in an information circular, or in any proposed transaction, which, in either case has materially affected or will materially affect the Company, except to the extent that they may participate in incentive stock options under the plan referred to under "*Approval of Incentive Stock Option Plan*" and may participate in private placements referred to under "*Authorization and Approval of Private Placements*".

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the notice of meeting.

Appointment of Auditor

The firm of PricewaterhouseCoopers, Chartered Accountants, was appointed auditor of the Company on January 25, 2000.

Management of the Company proposes that PricewaterhouseCoopers be re-appointed as the auditor of the Company until the next annual general meeting. Management also proposes that the directors be authorized to fix the remuneration of the auditor.

Election of Directors

Directors are elected by the holders of common shares of the Company. The term of office of each of the present directors expires at the Meeting. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the *Articles* of the Company or he becomes disqualified under the *Company Act* (British Columbia) to act as a director.

The Board of Directors presently consists of four directors. It is intended to determine the number of directors for the ensuing year at four and to elect four directors. The *Articles* of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; **however, if for any reason any nominee does not stand for election or is unable to serve, proxies in favour of management nominees will be voted for another nominee in management's discretion unless the registered shareholder has specified in the proxy form that the registered shareholder's shares are to be withheld from voting on the election of directors.**

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, all offices of the Company now held by him, the country in which he is ordinarily resident, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares in the capital of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at March 10, 2003.

Proposed Nominee and Present Position with the Company [1]	Principal Occupation During the Past 5 Years [1]	Director Since	Number of Shares [2]
Anthony Floyd President and Director Canada	President of the Company	January 1994	774,549
Geoffrey Harden Director Canada	Consultant	May 1996	40,833 [3]
Charles G. Preble Director United States	Consultant; President and Chief Executive Officer of Southern Peru Copper Corporation (1984 to 1999)	March 2000	200,000
L. Rodriguez-Mariategui Director Peru	Partner in the law firm of Rodriguez-Mariategui & Vidal	September 1994	26,667

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Of this amount, a total of 38,333 shares are held by Mr. Harden's wife.

The *Company Act* (British Columbia) requires that the Company have an audit committee. As at the date of this management information circular, the members of the audit committee are Anthony Floyd, Geoffrey Harden and Luis Rodriguez-Mariategui.

The Company does not have an Executive Committee at present.

Stock Options to Insiders

The Company currently may grant, pursuant to the policies of the TSX Venture Exchange (the "Exchange"), stock options to its directors, senior officers and employees or to employees of a company providing management services to the Company in consideration of their providing their services to the Company and to independent consultants. The number of shares subject to each option and the price per share is determined by the Company's Board of Directors within the guidelines established by the Exchange. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, senior officer or employee of the Company or an independent consultant or within a period of not more than 30 days after ceasing to be a director, officer, employee or independent consultant, or, if the optionee dies, within one year from the date of the optionee's death.

For the purpose of satisfying the Exchange's requirement that shareholders approve stock options granted to Insiders prior to their exercise, the Company is seeking the approval of the members, **in advance**, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders or to other persons whose stock options as originally constituted were approved by the members of the Company and to each grant by the Company of new options to Insiders and any amendments thereafter to such new options until the date of the next Annual General Meeting. Any new options will be granted and/or amended, or any alterations to existing options will be made, only on the approval of the board of directors and in accordance with the policies of the Exchange in effect at the time of grant or amendment.

Accordingly, management of the Company is seeking shareholder approval to grant incentive stock options to Insiders of the Company and to amend existing incentive stock options held by Insiders of the Company at any time until the date of the next Annual General Meeting, on terms within the policies of the Exchange in effect at the time of grant or amendment.

Approval of Incentive Stock Option Plan

The policies of the Exchange require that every company listed on the Exchange (other than a Capital Pool Company) which intends to grant incentive stock options must implement a stock option plan. In this regard, shareholders will be asked to approve the Company's 2003 Incentive Stock Option Plan (the "Plan"). The principal features of the Plan are as follows:

Purpose

The principal purposes of the Plan are to advance the interests of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its affiliates; (ii) attracting and retaining qualified directors, officers, employees and consultants the Company and its affiliates require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The Plan will be administered by the Board of Directors or a committee of the Board duly appointed for this purpose, and consisting of not fewer than three directors. The Board will have the authority to determine which eligible persons are to be granted options, to grant options, to determine the terms, limitations, restrictions and conditions respecting such grants and to interpret the Plan and adopt such administrative guidelines as it may deem advisable.

Shares Reserved

The maximum number of shares which may be reserved for issuance for all purposes under the Plan shall be equal to 20% of the number of common shares outstanding as at the date of shareholder approval on a non-diluted basis. As of the effective date of the Plan options previously granted by the Company which are outstanding will be deemed to have been issued under the Plan.

Limits
The number of shares for which options may be granted under the Plan to any one participant shall not exceed 5% of the outstanding issue in any 12-month period. The number of common shares for which options may be granted under the Plan to any one consultant shall not exceed 2% of the outstanding issue in any 12-month period. The number of common shares for which options may be granted under the Plan to employees conducting investor relations activities shall not exceed in the aggregate 2% of the outstanding issue in any 12-month period. Options granted to consultants performing investor relations activities (if exempt from the prospectus requirements of applicable securities legislation) must vest over 12 months with no more than one-quarter of the options vesting in any 3-month period.

Eligibility
Options may be granted under the Plan by the Board of Directors to any eligible person, subject to the limitations set out above. Eligible persons include directors, officers, employees, consultants or consultant companies of the Company or any of its affiliates, or any management company employee, or a personal holding corporation controlled by a director, officer or employee, the shares of which personal holding company are held directly or indirectly by the director, officer or employee, or a Registered Retirement Savings Plan established for the sole benefit of a director, officer or employee.

Exercise Price
The exercise price of common shares subject to an option will be determined by the Board at the time of grant, and will be not less than the market price of the common shares at the date of grant, as determined under the policies of the Exchange.

Time of Exercise
Options granted must be exercised no later than 5 years after the date of the grant or such lesser periods as may be determined by the Board. The Board may determine that any options shall vest and be exercisable in installments.

Early Expiry
If a participant in the Plan ceases to be an eligible person for any reason other than death, an option held by the participant will cease to be exercisable 30 days after termination. If a participant dies, the legal representatives of the participant may exercise the participant's options within six months after the participant's death.

Non-Assignable
An option may be exercised only by the participant (or his legal representatives) and will not be assignable or transferable.

Approvals
The Plan is subject to acceptance by the Exchange and approval by the shareholders of the Company given by the affirmative vote of the holders of a majority of the voting shares of the Company present, or represented, and entitled to vote for this purpose, at an annual or special meeting of shareholders. The Company must obtain disinterested shareholder approval if the Company decreases the exercise price of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease.

Management recommends that shareholders pass an ordinary resolution approving the Plan. **Unless otherwise indicated, proxies in the enclosed form will be voted in favour of this resolution on any ballot requested, directed or required by law.**

Authorization and Approval of Private Placements

It may be necessary or advisable from time to time to negotiate private placements of the Company's securities in order to provide working capital and fund the Company's activities and operations.

Private placements are subject to the requirements of Exchange policies. One such requirement is that if the issuance of the private placement shares and the shares issued on conversion of a warrant or convertible security will result in, or is part of a transaction that will result in the creation of a new control person, the Exchange requires shareholder approval of the private placement. For this purpose, a control person is a company or an individual that holds, or is one of a combination of persons that hold, a sufficient number of any of the securities of an issuer so as to affect materially the control of an issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect control of the Issuer.

Management recommends that shareholders pass an ordinary resolution authorizing and approving the sale by way of private placements of common shares (or securities convertible into common shares) including private placements where the number of common shares issued and the number of common shares issued on conversion of warrants or convertible securities, results in the creation of a new control person, as above defined. **Unless otherwise indicated, proxies in the enclosed form will be voted in favour of this resolution on any ballot requested, directed or required by law.**

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set forth in the notice of meeting and this management information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

DIRECTORS' APPROVAL

The contents of this management information circular have been approved, and its mailing has been authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED March 12, 2003

/s/ Anthony Floyd

Anthony Floyd
President

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [ ] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	November 30, 2002
Date of Report:	February 3, 2003
Name of Issuer:	INCA PACIFIC RESOURCES INC.
Issuer's Address:	707 - 700 West Pender Street
	Vancouver, B.C. V6C 1G8
Issuer's Fax Number:	(604) 687-7041
Issuer's Phone Number:	(604) 687-3727
Contact Person:	ANTHONY FLOYD
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 687-3727
Contact e-mail:	afloyd@incapacific.com
Web Site Address:	www.incapacific.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

ANTHONY FLOYD	*"Anthony Floyd"*	03/02/03
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

GEOFFREY HARDEN	*"Geoffrey Harden"*	03/02/03
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

1. Related Party Transactions:

During the year ended November 30, 2002, the following transactions with related parties occurred:

(a) During the year, the following transactions with related parties occurred:

(i) $231,080 (2001 - $216,676) was paid or is payable to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

(ii) $76,686 (2001 - $56,719) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

(b) Accounts payable includes $9,399 (2001 - $19,121) due to directors.

(c) Pursuant to the terms of a management agreement made effective June 1996 with a director, the Company was committed to payments for management services in the amount of $10,000 per month until May 30, 2002. The agreement was for a term of 24 months and successively renews for further 24 month periods, unless otherwise agreed to by the parties. On May 30, 2002 the agreement was renewed for a further 24 months to May 29, 2004.

(d) Pursuant to a settlement agreement dated May 1, 2002, the Company terminated a management agreement dated June 1, 1996 with a former director of the Company pursuant to which the former director was paid $5,000 per month for providing investor relations services to the Company. A termination fee of $60,000 was paid to the former director in accordance with the settlement agreement. Under the terms of the settlement agreement, the former director exercised warrants for proceeds of $40,000.

2. (a) Securities Issued During the Year:

	Date of Issue	Number of Shares	Price Per Share	Amount
Common Shares				
Issued for Cash:				
Private placement	Dec 6, 2001	2,500,000	$0.20	$ 500,000
- finder's fees	Dec 6, 2001	140,000	-	-
- share issue costs			-	(4,150)
				495,850
Private Placement	Sept 6, 2002	1,750,000	0.15	262,500
- finder's fees	Sept 6, 2002	70,000	-	-
Exercise of warrants	May 17, 2002	160,000	0.25	40,000
Issued for other consideration:				
Settlement of accounts payable	Feb 1, 2002	86,000	0.20	17,218
Donation to Pacific Mineral Museum	May 17, 2002	40,000	0.16	6,400
		4,746,000		$ 821,968

(b) Incentive Stock Options Granted During the Year:

Optionee	Date of Grant	Number of Shares	Exercise Price	Expiry Date
Directors and Officers:				
A. Floyd	May 23, 2002	360,000	$0.30	May 23, 2007
L. Rodriquez-Mariategui	May 23, 2002	120,000	$0.30	May 23, 2007
G. Harden	May 23, 2002	140,000	$0.30	May 23, 2007
C. Preble	May 23, 2002	200,000	$0.30	May 23, 2007
S. Fleming	May 23, 2002	82,500	$0.30	May 23, 2007
Employees & consultants	May 23, 2002	255,000	$0.30	May 23, 2007
		1,157,500		

3. **(a) Authorized Share Capital:**
100,000,000 common shares without par value.

Issued and Outstanding Share Capital at November 30, 2002:
33,863,604 common shares without par value.

(b) Options and Warrants Outstanding at November 30, 2002:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
15,000	March 19, 2003	$0.29	15,000	$0.29
325,000	June 28, 2004	0.30	325,000	0.30
247,500	November 8, 2004	0.30	247,500	0.30
230,000	June 5, 2006	0.33	172,500	0.33
1,157,500	May 23, 2007	0.30	1,157,500	0.30
1,975,000		$0.30	1,917,500	$0.30

Warrants Outstanding:

Number of Shares	Price Per Share	Expiry
2,480,000	$0.25	November 14, 2003
1,820,000	0.25	September 6, 2004
4,300,000		

(c) Shares Held in Escrow: None

(d) Directors and Officers as at February 3, 2003: Anthony Floyd (President and Director), Geoffrey Harden (Director), Luis Rodriguez-Mariategui Proano (Director), Charles G. Preble (Director) and Sharon L. Fleming (Corporate Secretary).

MANAGEMENT DISCUSSION

1. Description of Business

Inca Pacific Resources Inc. is a resource exploration company with a focus on copper, molybdenum and gold projects with robust economics in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects.

Inca Pacific and its partners are developing a number of properties in Peru's most promising metallogenic belts. In the coming year, several of Inca Pacific's key projects will undergo significant exploration.

Inca Pacific's head office is located in Vancouver, BC, Canada. Exploration headquarters are located in Lima, Peru. The company's common shares trade on the TSX Venture Exchange under the symbol "IP".

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the Company's Annual Report for the year ended November 30, 2002.

2. Discussion of Operations and Financial Condition

(a) Activities on Mineral Properties

(i) Magistral Joint Venture

Magistral property, is situated approximately 450 kms north-northwest of Lima, Peru in the Department of Ancash. The project is accessible by road from the port city of Chimbote, which is situated approximately 100 kms in a direct line south-west of Magistral. The Magistral property is owned by Ancash Cobre S.A., in which Inca Pacific S.A. owns 49% of the shares and Anaconda Peru S.A. owns 51% of the shares. Anaconda Peru S.A. is a wholly owned subsidiary of Antofagasta Plc.

Exploration work by Anaconda Peru has demonstrated that a significant copper-molybdenum deposit exists at Magistral. Diamond drilling has confirmed that mineralization in the main deposit occurs in two distinct, often superimposed styles of mineralization:

(1) Porphyry-style mineralization, characterized by stockwork and/or sheeted veins of quartz ± calcite containing pyrite, chalcopyrite and molybdenite. Porphyry-style mineralization is best developed in the Chavin zone on the northwest flank of the deposit, and at depth below the valley floor. In these areas, porphyry-style mineralization occurs as broad zones, commonly 100 metres wide, that straddle the contact of the main intrusive body.

(2) Skarn-style mineralization, characterized by disseminations, veins, and semi-massive to massive aggregates of chalcopyrite, pyrrhotite, and pyrite, with variable amounts of molybdenite and magnetite. This style of mineralization is particularly important in the San Ernesto zone where it reaches a maximum of 80 metres true width. Skarn-style mineralization is preferentially developed close to steeply dipping intrusive contacts and is well developed on the south and southeast flanks of the deposit.

The deposit has been tested by Anaconda Peru with 24,640 metres of diamond drilling in 76 holes. Anaconda Peru has calculated that the Magistral property contains Total Mineral Resources estimated at 105 million tonnes grading 0.74% copper, 0.05% molybdenum and 3.9 grams/tonne silver at a copper cut-off of 0.5% copper. This equates to 1.7 billion pounds of copper, 115 million pounds of molybdenum and 13 million ounces of silver.

Anaconda Peru's Mineral Resource estimate for Magistral is summarized as follows:

% Copper Cut off	Tonnes (Millions)	Copper (%)	Molybdenum (%)	Silver grams/tonne
0.3	270	0.52	0.051	3.0
0.4	167	0.63	0.055	3.4
0.5	105	0.74	0.052	3.9

At the 0.5% Cu cut off the resources are categorized as follows:

Resource Category	Tonnes (millions)	Copper (%)	Molybdenum (%)	Silver (grams/tonne)
Measured	31	0.79	0.055	4.0
Indicated	33	0.78	0.052	4.3
Inferred	42	0.68	0.050	3.6

The mineral resources have been calculated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The resource calculation has been prepared by Anaconda Peru and audited by Lawrence A. Dick, Ph.D., P.Geo., the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. The resource estimate study was conducted using Gemcom software under the supervision of qualified Anaconda Peru professionals. The estimate is based on a block model with a block size of 15 metres on a side. The copper, molybdenum and silver values were interpolated using an ordinary kriging algorithm.

Scoping studies, some at the pre-feasibility level of detail, have been carried out which indicate that no significant technical obstacles preclude the eventual development of an open pit mine at Magistral should the economic analyses prove sufficiently favourable to warrant development. These include geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies, environmental base line studies, and socio-economic studies.

In April 2002 Antofagasta Plc. elected not to exercise its right to increase its interest in the Magistral project from 51% up to 65% by completing a Bankable Feasibility Study. Subsequently, Anaconda Peru obtained an independent valuation of its 51% interest in Magistral by an internationally recognized firm of mining consultants. In October 2002 Inca Pacific attempted to acquire Anaconda Peru's interest in Magistral. However Inca Pacific and Anaconda Peru were unable to agree on terms. Currently Anaconda Peru is attempting to sell its 51% interest to a third party.

(ii) Antoro Sur – Copper-Gold Property Peru

The Antoro Sur & Norte properties are located in the highlands of central Peru, 230 kms southeast of Lima and 11 kms northwest of the city of Huancavelica, at an altitude of between 4450 and 4700 meters above sea level.

The Antoro Sur Property is underlain by a limestone package that has been affected by a through-going, northwest trending, sub-parallel system of high-angle faults which form a structural zone in the order of 1.5 to 2.0 km wide. This structural "corridor" has acted as a feeder for Tertiary-age intrusive bodies, predominantly of dacite porphyry composition, which have intruded at a high level into the limestone sequence. Subsequently, a period of extreme hydrothermal brecciation affected the limestones, the intrusive bodies, and the earlier-formed skarn. The result is the widespread occurrence, on the Antoro Sur property, of angular, hydrothermal breccias.

The main period of copper-gold mineralization was associated with the intense hydrothermal brecciation; the copper sulphide minerals occurring in voids between the angular breccia clasts. Subsequent uplift and erosion has exposed the mineralized breccias, resulting in surface oxidation of the breccias. The result of the surface oxidation has been the development of secondary sulphide enrichment, with chalcocite and covellite developing as a "blanket" at the oxidized-non oxidized interface.

The main exploration targets include the elongate gossanous, hydrothermal breccias, which are developed along the eastern and western margins of the structural zone, as well as presumed sub-circular breccia bodies completely contained within the bounds of the "corridor". The mineralized facies of exploration interest is the secondary copper enrichment which has developed beneath the extensive surface oxidation.

Inca Pacific can purchase 100% of the Antoro Sur property in consideration of cash payments of US $1,500,000 and incurring exploration expenditures of US $3,000,000 including 11,500 metres of drilling over four years. There are certain underlying Net Smelter Royalties of up to 3% payable on production. The NSR can be reduced to 2% by the payment of US $1,000,000.

Of the expenditures to be incurred, the Company is committed to incur a total of US $300,000 on the property by August 29, 2003. The remainder of the expenditures, in the aggregate of US $2,700,000, is to be incurred at the Company's option, over a four year period to May 29, 2006.

(iii) Antoro Norte – Copper-Gold Property Peru

In June, 2002 Inca Pacific acquired an option to purchase the Antoro Norte Copper-Zinc prospect in Central Peru. The Antoro Norte prospect is situated approximately 230 kms southeast of Lima in the Department of Huancavelica.

Copper mineralization at Antoro Norte is hosted by skarn developed in limestones where they are in contact with a diorite porphyry intrusion. Prospecting has revealed an extensive gossanous breccia over 2.5 kms in length.

Inca Pacific can purchase 100% of the Antoro Norte property in consideration of cash payments totaling US $975,000 and incurring exploration expenditures of US $1,850,000 including 7,000 metres of drilling over four years. The vendor will retain a Net Smelter Royalty ("NSR") of 2% payable on production. The NSR can be reduced to 1% by payment of US $500,000.

Of the expenditures to be incurred, the Company is committed to incur a total of US $50,000 on the property by June 25, 2003. The remainder of the expenditures, in the aggregate of US $1,800,000, is to be incurred at the Company's option, over a four year period to June 25, 2006.

(iv) Poro Poro – Copper-Gold Property Peru

In June 2002, Inca Pacific acquired an option to purchase the Poro Poro Copper-Gold project in Northern Peru. The Poro Poro copper-gold prospect is situated approximately 50 kms north-northeast of Yanacocha, Peru in the Department of Cajamarca.

Copper-gold mineralization at Poro Poro is hosted by skarn developed in limestones where they are in contact with a quartz monzonite intrusion. Prospecting has revealed an extensive area of skarn alteration, marble development and recrystallization in the limestones that suggests the presence of a large mineralizing system. Porphyry copper style mineralization is also present. Chalcopyrite, pyrite, arsenopyrite, magnetite, sphalerite and bornite are present in quartz veins hosted by the intrusion and the limestones. The presence of a major regional thrust fault juxtaposing Goyllarisquisga quartzites against Pulluicana limestones gives Poro Poro a similar geological address to Antamina and Magistral.

Old workings on the property date from both Pre-Columbian times and the Colonial era. Minor exploitation took place in the 1960's and 1970's principally from some larger veins. Very limited drilling by Southern Peru Copper Corp in 1998 encountered up to 1.28% Cu over 6 metres. Grab samples taken by Inca Pacific geologists contain up to 2.5 g/t gold and over 1% copper.

Inca Pacific can purchase 100% of the Poro Poro property by the payment of US $1,000,000 on or before September 24, 2005. To maintain the option, Inca Pacific must keep the claims in good standing and pay US $5,000 per month starting on September 24, 2003 and US $10,000 per month starting on September 24, 2004. All option payments will be credited against the purchase price.

(v) *Cueva Blanca Gold Prospect*

The Cueva Blanca property (51% Inca Pacific - 49% St. Elias Mines) is a low sulphidation gold target located in the Department of Lambayeque. The property covers a number of large epithermal alteration systems developed in Cretaceous-Tertiary intrusives and Tertiary volcanic rocks of the Porculla Formation. Gold-silver mineralization was originally found in an epithermal quartz vein system with a strike length of over 3 kms. The quartz-calcite veins are a classic epithermal system with high potential for bonanza-type gold-silver mineralization. Drusy cavities, colloform banding, and cockade structures are common. Individual veins range up to 6.5 metres in true width.

Gold grades up to 47.12 grams/tonne over 9 metres have been obtained from trench samples. During 2000, St. Elias completed a 3,170 metre reverse circulation drill program. Results indicated that gold mineralization in the 100-200 ppb range was present at intervals to depths of 146 metres.
During 2001, St. Elias completed a 2,500 reverse circulation drill program (21 holes) and 3,000 metres of trenching. The program established the presence of anomalous gold over a strike length of at least 4 kms along a structural corridor up to 1 km wide. The mineralization is present within breccias, stockworks, mantos and silica-flooded volcanic flows, beneath a thin barren cap of volcaniclastic sediments.

In September 2002, the Company amended the terms of its option agreement dated February 11, 1999 with St. Elias Mines Inc. ("St. Elias") with respect to the Cueva Blanca property. Under the terms of the original agreement, St. Elias was granted a First Option to earn a 49% interest and a Second Option to earn an additional 21% interest in the property, the additional interest to be earned by making cash payments totalling US $250,000 to the company, incurring additional exploration expenditures of US $2,000,000 and completing a bankable feasibility study.

Under the terms of the amending agreement, St. Elias has the exclusive option to increase its interest in the property from 49% to 70% by making cash payments totalling US $200,000, issuing 500,000 common shares, incurring additional exploration expenditures in the amount of US $2,000,000 and completing a bankable feasibility study. The cash payments are to be paid in instalments over a three year period commencing upon the date (the "Election Date") of delivery by St. Elias of its election to exercise the Second Option. The expenditures are to be incurred, in stages, by the fourth anniversary of the Election Date, upon which the feasibility study is to be delivered to the company. The shares are to be issued in four tranches commencing upon receipt of regulatory approval for the amending agreement and subsequently, upon receipt of regulatory approval for each of three completed phases of an exploration program on the property.

(vi) Other Properties

The Company has an agreement with MacMillan Gold Corp. with respect to the Pasacancha Copper prospect. No exploration work was completed on this property during the year ended November 30, 2002.

In May 2002, Inca Pacific terminated its option with Minsur SA of Peru to acquire a 51% interest in the Santo Domingo tin prospect located in southern Peru. In 2001 the Company completed a four hole, 2,800 metre diamond drill program at the Santo Domingo tin prospect, located 25 kilometres west of the San Rafael tin mine in the Department of Puno, southern Peru. The results of the diamond drilling, together with geological and geochemical work completed by Inca Pacific, confirmed that the Santo Domingo property shares many geological similarities with San Rafael. However the company concluded that the results were not of sufficient merit to justify continuing the option in its present form.

In October 2002, Inca Pacific terminated its option with Southwestern Gold Corporation to acquire up to a 70% interest in the Ancapata Property, consisting of three exploration concessions which are located adjacent to the Company's Magistral Property. The company concluded that exploration results were not of sufficient merit to justify continuing the option.

Also in fiscal 2002, the Company allowed the following properties to lapse: Cerro Oro, Querocoto and Cerro Condr Punta. The cost incurred on these properties had been written-off in a prior year due to the cessation of exploration activity on the properties.

(b) Results of Operations

For the fiscal year ended November 30, 2002 the Company incurred a loss of $2,495,007 compared to a loss of $865,070 for the fiscal year ended November 30, 2001.

The increase in the loss was due primarily to the write-off of mineral property interests in the aggregate of $2,102,336 (2001 - $418,401). In fiscal 2002, the Company terminated its options on the Santo Domingo and Ancapata properties and wrote-off acquisition and exploration costs of $1,905,828 incurred on Santo Domingo and $196,508 incurred on Ancapata.

General and administrative expenses for fiscal 2002 totalled $428,495 (2001 - $456,977). The decrease was due to decreases in expenditures on investor relations activities, consultants and accounting fees and on office and administration expenses. Legal fees increased by $20,321 in consequence of conducting due diligence in searching out new properties in Peru. In 2002, the Company also adopted the new standard of accounting for stock based compensation and recorded $36,815 in compensation expense for stock options granted to non-employees. A fee in the amount of $60,000 was paid for the termination of an agreement with a former director for the provision of investor relations services. Under the terms of the settlement, the former director exercised warrants for proceeds of $40,000.

Investment income earned during fiscal 2002 was $3,773 (2001 - $26,254). The decrease was due to the lower amount of cash reserves during 2002 as compared to fiscal 2001 and lower rates of interest earned on investments. During fiscal 2002, the Company sold marketable securities for a gain on sale of $22,257 (2001 – nil).

The Company expended an aggregate of $496,144 (2001 - $1,083,818), net of recoveries, on its mineral properties during the fiscal year ended November 30, 2002. The majority of the expenditures was incurred on the Magistral property, in the amount of $169,840, and on the Antoro Sur and Antoro Norte properties (collectively, the Antoro properties), in the amount of $225,984. An aggregate of $102,169 was expended on the Santo Domingo and Ancapata properties, which options the Company terminated during the year. The decrease in expenditures on mineral property interests, as compared to fiscal 2001, was due primarily to the lack of available funding. In consequence, the Company prioritised its exploration spending and focused its activities on only those projects that were most likely to produce beneficial results.

Related party transactions consisted of fees in the aggregate of $231,080 (2001 - $216,676) paid to officers, directors and a company controlled by a director for management, consulting, investor relations and geological services. Legal fees totalling $76,686 (2001 - $56,719) were paid to a law firm in which a partner is a director of the Company.

The Company also renewed an existing management agreement with a director for a further 24 months to May 29, 2004. The agreement is for consideration of $10,000 per month. Fees paid under this agreement, and included in the amount referred to in the preceding paragraph, are charged, on a pro-rata basis, to expenses for management services and to deferred exploration costs for project management services.

An agreement dated June 1, 1996 with a former director for the provision of investor relations services was terminated in May, 2002.

(c) Investor Relations

During the year ended November 30, 2002, the Company incurred a total of $78,751 (2001 - $178,154) on the following promotional and investor relations activities:

Media and publications	$ 13,169
Conferences and trade shows	2,724
Administration and miscellaneous	31,001
Travel expense	6,857
Investor relations fees paid to a company controlled by a former director	25,000
	$ 78,751

Investor relations activities during fiscal 2002 consisted primarily of investor communications and responding to shareholder inquiries and was carried out by in-house personnel, on a contract basis. Travel expenses were incurred in the effort to raise additional equity financing. Fees in the aggregate of $25,000 were paid to a company controlled by a former director pursuant to an agreement which was terminated in May, 2002.

(d) Financial Condition

As at November 30, 2002 the Company had cash and cash equivalents of $216,715 (2001 - $825,698) and working capital of $195,138 (2001 - $712,319).

Cash flows expended on operating activities was $439,264 (2001 - $451,825) and on investing activities was $471,859 (2001 - $1,255,248). During fiscal 2002, the Company raised net proceeds of $302,500 (2001 - $1,096,350) from the issuance of common shares.

3. Financings, Principal Purposes and Milestones

In December 2001, the Company completed a private placement of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs, which had been received as at November 30, 2001. An additional 140,000 units were issued as a finder's fee. Each unit consists of one common share and one warrant. Each warrant is exercisable to purchase one additional common share at $0.25 per share to November 14, 2003.

In September 2002, the Company completed a private placement of 1,750,000 units at $0.15 per unit for proceeds of $262,500. An additional 70,000 units were issued for a finder's fee. Each unit consists of one common share and one warrant, each warrant is exercisable to purchase one additional common share at $0.25 per share to September 6, 2004.

In May 2002, the Company received $40,000 from the exercise of warrants at a price of $0.25 per share. The proceeds were received pursuant to the terms of settlement upon the termination of an agreement with a former director of the Company.

Proceeds from financings were applied to general working capital and to fund further exploration and development on the Company's mineral properties.

4. Liquidity and Solvency

Subsequent to the year end, on January 30, 2003, the Company announced that it had entered into a non-brokered private placement, subject to regulatory approval, for the issue of 3,000,000 units at a price of $0.15 per unit for gross proceeds of $450,000. The Company will also issue 100,000 units for a fiscal advisory fee. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.25 per share for a two year period. The proceeds from the private placement will be used to fund further exploration and development work on the Company's mineral properties and for general working capital purposes.

As at November 30, 2002 the Company has working capital of $195,138 which, together with the planned private placement, management believes will be sufficient to achieve the Company's planned corporate and administrative expenses for the coming year. The Company will require additional financing or outside participation, to undertake further exploration and subsequent development of its mineral properties.